                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   under the Securities Exchange Act of 1934

                                Amendment No. 1

                            UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                        (Title and Class of Securities)

                                   17499303-0
                                 (Cusip Number)

                            Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With copies to:

                              Robert K. Rupp, Esq.
                               Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541

                                 August 9, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this Schedule: [ ]



                              CUSIP No. 17499303-0

(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      Ohio Periodical Distributors, Inc.
         Above Persons                                         31-0733891
--------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------------------------------------------------
                                                               (b)

--------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization                  Ohio
--------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 5,000,000
by Each Reporting
Person With
                              --------------------------------------------------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            5,000,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        5,000,000
--------------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
--------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    18.7%
--------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         CO



                              CUSIP No. 17499303-0

(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      Ronald E. Scherer                   ###-##-####
         Above Persons
--------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------------------------------------------------
                                                               (b)
--------------------------------------------------------------------------------------------------------------------------

(3)      SEC Use Only
--------------------------------------------------------------------------------------------------------------------------

(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 5,456,000
by Each Reporting
Person With
                              --------------------------------------------------------------------------------------------
                                (8)      Shared Vot-           5,000,000
                                         ing Power
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            5,456,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       10,456,000

--------------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
--------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    39.0%
--------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN



                              CUSIP No. 17499303-0
(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      R. David Thomas                     ###-##-####
         Above Persons
--------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)                                       -------------------------------------------------------------

                                                               (b)
--------------------------------------------------------------------------------------------------------------------------

(3)      SEC Use Only
--------------------------------------------------------------------------------------------------------------------------

(4)      Source of Funds (see instructions)                    PF
--------------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 3,000,000
by Each Reporting             --------------------------------------------------------------------------------------------
Person With
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            3,000,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        3,000,000
--------------------------------------------------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
--------------------------------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented by
         Amount in Row (11)                                    11.2%
--------------------------------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person (see
         instructions)                                         IN


Item 1.  Security and Issuer.
         --------------------

         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.
         -----------------------

         The members of the group are:

         (a)      Ronald E. Scherer ("Scherer")

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      President
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Scherer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Scherer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Scherer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

===============================================================================


         (a)      R. David Thomas ("Thomas")

         (b)      One Bay Colony
                  Ft. Lauderdale, FL 33308

         (c)      Senior Chairman of the Board and Founder
                  Wendy's International, Inc.
                  restaurant operator and franchisor
                  Box 256
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Thomas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Thomas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

===============================================================================

         (a)      Ohio Periodical Distributors, Inc. ("OPD")

         (b)      State of organization:  Ohio

         (c)      Principal business:  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, OPD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, OPD has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding OPD was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

===============================================================================

         The executive officers and directors of OPD are Ronald E. Scherer, David B. Thompson, Eugene J. Alfonsi and Ruth Hunter Smith. The following is information relating to Mr. Thompson, Mr. Alfonsi and Ms. Smith:

         (a)      David B. Thompson

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Chairman
                  Scherer Companies
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Thompson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Thompson was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

===============================================================================

         (a)      Eugene J. Alfonsi

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      President
                  Scherer Companies
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Alfonsi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Alfonsi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Alfonsi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

===============================================================================

         (a)      Ruth Hunter Smith

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      General Counsel
                  Scherer Companies
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Ms. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Smith was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

===============================================================================

         The persons controlling OPD are the Linda S. Haynor Trust and the Ronald E. Scherer Trust.

         (a)      The Linda S. Haynor Trust

         (b)      State of organization:  Ohio

         (c)      Principal business:  trust operations

         (d) During the last five years, the Linda S. Haynor Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Linda S. Haynor Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Linda S. Haynor Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

===============================================================================

         (a)      The Ronald E. Scherer Trust

         (b)      State of organization:  Ohio

         (c)      Principal business:  trust operations

         (d) During the last five years, the Ronald E. Scherer Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Ronald E. Scherer Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Ronald E. Scherer Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

         This Schedule 13D is being filed to report the possible formation of a group for voting purposes. None of the members of the group has acquired any additional securities of the Company, so no funds or other consideration were paid in connection with the transaction subject to this Schedule.

         As described further in Item 4, Mr. Thomas has agreed to purchase an additional 333,333 common shares of the Company for a purchase price of $500,000. It is anticipated that the consideration to be used by Mr. Thomas for the purchase of these shares will come from personal funds available to him. Additionally, as a result of the transactions described in Item 4, Mr. Scherer is expected to obtain beneficial or legal ownership of additional common shares of the Company. His beneficial ownership is expected to go from 1,045,600 common shares to 1,747,530 common shares. However, his percentage of beneficial ownership is expected to decrease from 39% to 24.65%. The consideration to be paid by Mr. Scherer for the additional shares is the transfer of his beneficial ownership in the various Scherer Affiliates described in Item 4 to the Company.

Item 4.    Purpose of the Transaction.
           ---------------------------

         Pursuant to an Option Agreement dated March 1, 1996 (the "Michiana Option Agreement"), between the Company and Thaddeus A. Majerek, individually and on behalf of the shareholders of Michiana News Services, Inc. (collectively, the "Michiana Shareholders"), the Company was granted an option to acquire Michiana News Services, Inc. ("Michiana") generally pursuant to the terms set forth in the Michiana Option Agreement. Pursuant to the Michiana Option Agreement, the Company entered into negotiations with Michiana and the Michiana Shareholders. Effective July 30, 1996, the Company entered into a Stock Transfer and Exchange Agreement with the shareholders of Michiana pursuant to which the Michiana Shareholders are to transfer all of the outstanding shares of capital stock in Michiana to the Company in exchange for 5,355,811 common shares, without par value, of the Company and $3,500,000 principal amount of 8% Senior Debentures of the Company Due 2002 and $2,334,256 principal amount of 10% Subordinated Debentures of the Company Due 2004. The Stock Transfer and Exchange Agreement is subject to a number of conditions, including approval by the shareholders of the Company and consummation of the transactions with Stoll and the Scherer Affiliates described below. DUE TO THESE CONDITIONS, THERE CAN BE NO ASSURANCE THAT THE TRANSACTION WITH MICHIANA WILL BE COMPLETED.

         Pursuant to an Option Agreement dated March 1, 1996 (the "Stoll Option Agreement"), between the Company and The Stoll Companies, the Company was granted an option to acquire the Stoll Companies ("Stoll") generally pursuant to the terms set forth in the Stoll Option Agreement. Pursuant to the Stoll Option Agreement, the Company entered into negotiations with Stoll and its shareholders (the "Stoll Shareholders"). Effective July 31, 1996, the Company entered into a Stock Transfer and Exchange Agreement with Stoll and the shareholders of Stoll (the "Stoll Shareholders"), pursuant to which all of the Stoll Shareholders will contribute their shares of stock of Stoll to the Company in exchange for 19,584,662 shares of Common Stock of the Company and $16,800,000 principal amount of 8% Senior Debentures of the Company Due 2002, and $9,105,267 principal amount of 10% Subordinated Debentures of the Company Due 2004. The Stock Transfer and Exchange Agreement is subject to a number of other conditions, including approval by the shareholders of the Company and consummation of the transactions with Michiana described above and with the Scherer Affiliates described below. DUE TO THESE CONDITIONS, THERE CAN BE NO ASSURANCE THAT THE TRANSACTION WITH STOLL WILL BE COMPLETED.

         Pursuant to an Option Agreement dated March 1, 1996 (the "Option Agreement"), between the Company and Linda (Scherer) Talbott individually and on behalf of the shareholders of Ohio Periodical Distributors, Inc. ("OPD"), Northern News Company, and its subsidiary, MacGregor News Agency, Inc. (collectively, "Northern"), the Company was granted an option to acquire, at the option of the seller, all or substantially all of the wholesale periodical distribution assets and assume all or substantially all of the wholesale periodical distribution liabilities of OPD and Northern, generally pursuant to the terms set forth in the Option Agreement. OPD, MacGregor, Northern, Wholesalers Leasing, Inc., and the Scherer Companies, are companies affiliated with Ronald E. Scherer, senior chairman of the Company (collectively, the "Scherer Affiliates"). Effective July 29, 1996, the Company entered into an Asset Transfer and Exchange Agreement with Northern, pursuant to which the Company is to acquire such of the assets and liabilities of that company as are related to the wholesale distribution of periodicals (and pursuant to the agreement with Northern, to acquire all of the stock of MacGregor held by Northern) in exchange for 1,335,425 shares of Common Stock of the Company, $1,423,384 principal amount of 8% Senior Debentures of the Company Due

2002, and $501,199 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 1, 1996, the Company entered into an Asset Transfer and Exchange Agreement with OPD and the shareholders of OPD (the "OPD Shareholders"), subsequently modified to a Stock Transfer and Exchange Agreement. This Agreement has been amended to provide for the Acquisition to be effected in the form of a merger, pursuant to which OPD will merge with and into the Company and, in the merger, the stock of OPD will be exchanged for 10,190,773 shares of Common Stock of the Company and $7,404,807 principal amount of 8% Senior Debentures of the Company Due 2002, and $76,013 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 2, 1996, the Company entered into an Asset Transfer and Exchange Agreement with Wholesalers pursuant to which the Company is to acquire certain of the assets of that company as are related to the wholesale distribution of periodicals in exchange for 482,599 shares of Common Stock of the Company and $306,799 principal amount of 8% Senior Debentures of the Company Due 2002, and $388,711 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 2, 1996, the Company entered into a Stock Transfer and Exchange Agreement with Scherer Companies and all of the shareholders of Scherer Companies (the "Scherer Shareholders"), pursuant to which the Scherer Shareholders will contribute their shares of stock of Scherer Companies to the Company in exchange for 432,980 shares of Common Stock of the Company and $62,614 principal amount of 8% Senior Debentures of the Company Due 2002, and $561,386 principal amount of 10% Subordinated Debentures of the Company Due 2004. As a result of the transactions described in this paragraph, Ronald E. Scherer would acquire additional common shares of the Company. However, when combined with the transactions to be entered into with Stoll, Michiana and Klein, described below, his percentage interest in the Company is expected to decrease. The various acquisition agreements entered into with the Scherer Affiliates are subject to a number of conditions, including approval by the shareholders of the Company and consummation of the transactions with Michiana and Stoll, described above. DUE TO THESE CONDITIONS, THERE CAN BE NO ASSURANCE THAT TRANSACTIONS WITH ANY OF THE SCHERER AFFILIATES WILL BE COMPLETED.

         Effective September 14, 1996, the Company entered into a Stock Transfer and Exchange Agreement with the George R. Klein News Agency, Inc., Central News Agency, Inc., and Newspaper Sales, Inc. (collectively, "Klein"), and the sole shareholder of Klein (the "Klein Shareholder"), pursuant to which the Klein Shareholder will contribute his shares of stock of Klein to the Company in exchange for 10,878,807 shares of Common Stock of the Company, $10,180,000 principal amount of 8% Senior Debentures of the Company Due 2002, and $5,498,281 principal amount of 10% Subordinated Debentures of the Company Due 2004. The Stock Transfer and exchange Agreement with Klein and the Klein Shareholder is subject to a number of conditions, including approval by the shareholders of the Company and consummation of the transactions with Stoll, Michiana and the Scherer Affiliates. DUE TO THESE CONDITIONS, THERE CAN BE NO ASSURANCE THAT THE KLEIN TRANSACTION WILL BE COMPLETED.

         The agreements with Stoll, Michiana, the Scherer Affiliates and Klein provide that at the closing of the transactions, a shareholder voting agreement will be entered into pursuant to which two Scherer Company representatives, two Stoll Company representatives, two Klein representatives and one Michiana representative would be elected to the Company's board of directors until such time as the Debentures have been paid. It is anticipated that the board of directors will be increased from five to ten members at the Company's annual shareholders meeting and that two Stoll representatives, one Michiana representative and one Klein representative will be nominated for election to the existing board.

         Each of the foregoing transactions will require the approval of shareholders of the Company exercising voting power over a majority or more of the outstanding common shares of the Company. Additionally, the Company does not currently have a sufficient number of common shares authorized to enable it to complete the share issuances necessary to complete all of the foregoing described transactions. The board of directors of the Company has authorized a one-for-ten reverse stock split of the Company's outstanding common shares, subject to shareholder approval, which will provide sufficient authorized shares to complete the proposed transactions. In order to provide more assurance of the completion of the proposed transactions, each of the members of the group filing this Schedule 13D have agreed in writing (i) to vote their outstanding common shares of the Company in favor of the proposed transactions and in favor of the proposed reverse stock split, and (ii) not to sell or otherwise transfer or dispose of any common shares of the Company until the annual meeting of shareholders of the Company to be held prior to December 31, 1996. Due to delays in procedures relating to the annual meeting, several times each of the members of the group filing this Schedule 13D have agreed to extend the date by which the annual meeting must be held. Most recently, by August 9, 1997, this group agreed to an extension of this date to September 30, 1997. Such persons have the right to exercise voting power over shares constituting, in the aggregate, 50.46% of the outstanding common shares of the Company. See Item 5.

         KDR Limited, an Ohio limited liability company ("KDR"), is owed $5,000,000 by OPD. This debt is evidenced by a promissory note dated July 31, 1992 from OPD to RDT Corp. in the principal amount of $5,000,000 with interest at the rate of 11.75% per annum (the "Note"). The unpaid principal balance of the Note is $5,000,000, and the Note is currently due on demand. The Note has been assigned to KDR which is the current holder. The Note is secured by a pledge from OPD of 5,000,000 common shares of the Company owned by OPD. The Company has agreed with KDR to issue a $4,500,000 10% Subordinated Debenture and $500,000 in cash to KDR in exchange for this $5,000,000 demand note owed by OPD. The owners of KDR include R. David Thomas, a principal shareholder of the Company, and R. L. Richards, a nominee for director of the Company. Mr. Richards is being nominated to the board pursuant to discussions with Mr. Thomas in connection with the exchange of the notes. Mr. Thomas has also agreed to purchase 333,333 shares of Common Stock of the Company at a price of $500,000. THERE CAN BE NO ASSURANCE THAT ANY OF THE TRANSACTIONS DESCRIBED IN THIS PARAGRAPH WILL OCCUR OR THAT THE TRANSACTIONS, IF CONSUMMATED, WILL BE ON THE TERMS DESCRIBED IN THIS PARAGRAPH.

         The foregoing transactions are being structured to constitute an exchange to which Section 351 of the Internal Revenue Code of 1986, as amended, applies. Under Section 351, no gain or loss is recognized if one or more persons transfers property to a corporation solely in exchange for the corporations's stock (which can include cash or securities) and immediately after the exchange those persons own more than 80% of the combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. For purposes of the foregoing transactions, the following transferors should be members of the 80% control group: Ronald Scherer, Linda Haynor, Teddy Rysz, Wholesalers Leasing Corp, OPD, Northern, the Stoll Shareholders, the Michiana Shareholders, the Klein Shareholder and R. David Thomas.

         Other than as described or referred to above, none of the persons filing this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition or control of the Company by any person; (h)causing the shares to cease to be authorized to be quoted in an interdealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the parties filing this Schedule 13D reserves the right to formulate plans or proposals, and to take such action, in the future with respect to any or all of the matters referred to in this Item and any other matters as any of them may determine.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)

                                           Common Shares             Percent of
                    Name                 Beneficially Owned            Class
                    ----                 ------------------            -----

           Ronald E. Scherer(1)             10,456,000               39.00%

           Ohio Periodical
           Distributors, Inc.                5,000,000               18.65%

           R. David Thomas                   3,000,000               11.19%

           RAP Diversified, Inc.(2)            589,000                2.20%


     ------------------

           (1) The shares owned by Ohio Periodical Distributors, Inc. are also deemed to be beneficially owned by Ronald E. Scherer, because he shares voting power over these shares.

           (2) The shares of RAP Diversified, Inc. ("RAP"), a Delaware corporation are owned by David B. Thompson, Trustee for the benefit of the children of Ronald E. Scherer. RAP and Mr. Scherer constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although Mr. Scherer disclaims beneficial ownership of the shares owned by RAP.

     (b) Except as otherwise indicated above, the nature of the beneficial ownership for all shares listed above is sole voting and investment power.

     (c) No transactions in the Company's common shares were effected by the persons filing this Schedule 13D during the last 60 days.

Item 6.    Contracts, Arrangements, Understanding or Relationships with Respect
           --------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

         Except for the Stock Transfer and Exchange Agreements described in
Item 4, the Asset Transfer and Exchange Agreements described in Item 4, the merger agreement described in Item 4, the option agreements described in Item 4, the written agreement of the members of the group filing this Schedule 13D described in Item 4, and the understanding with respect to for the exchange of the KDR note for a debenture of the Company and $500,000 in cash, and the purchase by Mr. Thomas of an additional 333,333 Shares of Common Stock, as described in Items 3 and 4, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and others with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

1. Amended letter agreements of Ronald E. Scherer and Ohio Periodical Distributors, Inc. dated as of August 9, 1997, and amended letter agreement of R. David Thomas dated as of August 8, 1997.

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

/s/ R. David Thomas                            /s/ Ronald E. Scherer
---------------------------------            ----------------------------------
         R. DAVID THOMAS                              RONALD E. SCHERER

                                             OHIO PERIODICAL DISTRIBUTORS, INC.

                                             By /s/ Ronald E. Scherer
                                               --------------------------------
                                               Ronald E. Scherer, President